40-33

811-00537

09005153

SEC Mail Processing Section

OCT 27 2009

Washington, DC 110

E-filing

ORIGINAL FILED

OCT - 6 2009

RICHARD W. WIEKING
CLERK, U.S. DISTRICT COURT,
NORTHERN DISTRICT OF CALIFORNIA

COPY

Jeff S. Westerman (SBN 94559)
jwesterman@milberg.com
MILBERG LLP
One California Plaza
300 S. Grand Avenue, Suite 3900
Los Angeles, CA 90071
Telephone: (213) 617-1200
Facsimile: (213) 617-1975

Michael C. Spencer
mspencer@milberg.com
Janine L. Pollack
jpollack@milberg.com
MILBERG LLP
One Pennsylvania Plaza
New York NY 10119
Telephone: (212) 594-5300
Facsimile: (212) 868-1229

Attorneys for Plaintiff

(Additional Counsel on Signature Page)

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SAN FRANCISCO DIVISION

BZ

BRADLEY C. SMITH, derivatively on behalf of FRANKLIN CUSTODIAN FUNDS, Plaintiff, vs. FRANKLIN/TEMPLETON DISTRIBUTORS, INC., HARRIS J. ASHTON, ROBERT F. CARLSON, SAM GINN, EDITH E. HOLIDAY, FRANK W.T. LAHAYE, FRANK A. OLSON, LARRY D. THOMPSON, JOHN B. WILSON, CHARLES B. JOHNSON, AND RUPERT H. JOHNSON, Defendants, and FRANKLIN CUSTODIAN FUNDS, Nominal Defendant.	CV 09 4775 Civil Action No. **VERIFIED DERIVATIVE COMPLAINT** DEMAND FOR JURY TRIAL

FAXED

VERIFIED DERIVATIVE COMPLAINT

1. Plaintiff, through his attorneys, derivatively on behalf of Franklin Custodian Funds ("the Trust"), makes the following allegations for his complaint. The allegations are based upon personal knowledge as to plaintiff himself and his own acts, and upon investigations conducted by his attorneys, which included review of the Trust's regulatory filings, as to other matters.

NATURE OF THE ACTION

2. The Trust, nominal defendant herein, is a series of mutual funds. This is a derivative lawsuit brought on behalf of the Trust alleging wrongdoing by defendants, who are trustees of the Trust and the principal distributor/underwriter of shares of the Trust's mutual funds. Plaintiff is a holder of shares in a Trust mutual fund.

3. Plaintiff's claims are based on defendants' continued provision and approval of payments from Trust assets of "asset-based compensation" to broker-dealer firms that hold Trust mutual fund shares in brokerage accounts, contrary to the Investment Advisers Act of 1940 ("Advisers Act"), the Investment Company Act of 1940 ("ICA"), and *Financial Planning Association v. SEC*, 482 F.3d 481 (D.C. Cir. 2007). Defendants' ongoing provision and approval of these payments, in violation of law, is unlawfully depleting the assets of the Trust.

4. Under the federal securities laws, broker-dealers may only receive compensation from transactional commissions (based on the purchase or sale of securities), and may not lawfully receive asset-based compensation (ongoing payments calculated as a percentage of average daily net value of assets held in customer accounts, hereinafter referred to as "Asset-Based Compensation") unless the broker-dealer is providing an "advisory account" to hold the shares – *i.e.*, an account that is governed by and subject to the investor protections and benefits of the Advisers Act. Accounts at broker-dealer firms that are not subject to the Advisers Act are commonly referred to as "brokerage accounts."

5. In violation of those laws, the Trust and its distributor/underwriter are paying Asset-Based Compensation to broker-dealers with respect to mutual fund shares held in brokerage accounts rather than advisory accounts. In the plaintiff's case, the Trust and its distributor/underwriter are paying Asset-Based Compensation (calculated as a percentage of average daily net asset value of the shares owned by plaintiff) to Merrill Lynch, which holds plaintiff's shares of the Trust in a brokerage account, and the payments are financed from daily deductions from the Trust's assets.

6. This action seeks declaratory and injunctive relief to cease the unlawful payments of Asset-Based Compensation on shares held in brokerage accounts; restitution to the Trust from the distributor/underwriter of past unlawful payments; and damages from the Trustees resulting from the breaches of the fiduciary duties of loyalty and due care and their wasting of Trust assets.

JURISDICTION AND VENUE

7. This Court has federal question subject matter jurisdiction over all claims asserted herein pursuant to 15 U.S.C. § 80a-43, and 28 U.S.C. § 1331 and § 1337, because each claim involves issues arising under the ICA, and the rules and regulations thereunder, and this Court has supplemental jurisdiction pursuant to 28 U.S.C. § 1367(a). This action is not a collusive one to confer jurisdiction that the Court would otherwise lack.

8. This Court has personal jurisdiction over each of the defendants because the Trust's principal place of business is located within this District and all of the defendants have conducted business in this District, including business relating to the claims herein being asserted on behalf of the Trust.

9. Venue is proper in this Court pursuant to 28 U.S.C. § 1391(b)(2) and 15 U.S.C. § 80a-43 because the Trust maintains its headquarters within this District and because many of the acts complained of herein occurred in this District.

THE PARTIES

10. Plaintiff Bradley C. Smith is a resident of North Carolina. Plaintiff owns Class C shares of the Franklin Income Fund, a series of the Trust, and is therefore a shareholder in the Trust. Plaintiff has been a shareholder in the Trust at all times relevant to this Action. Plaintiff's shares are held in a brokerage account at Merrill Lynch.

11. Nominal defendant, the Trust, is a Delaware statutory trust. Prior to February 1, 2008, the Trust was organized as a Maryland corporation. The Trust maintains its principal place of business at One Franklin Parkway, San Mateo, CA 94403-1906. The Trust is classified under the ICA as an open-end management investment company of the series type, and is comprised of five series, or portfolios, commonly known as mutual funds -- Franklin DynaTech Fund, Franklin Growth Fund, Franklin Income Fund, Franklin U.S. Government Securities Fund, and Franklin Utilities Fund (the "Funds"). As of December 31, 2008, the Trust held net assets in excess of $41.5 billion.

12. Defendant Harris J. Ashton is a current trustee of the Trust. He has served since 1976, and has been classified by the Trust as an independent board member for purposes of the ICA.

13. Defendant Robert F. Carlson is a current trustee of the Trust. He has served since 2007, and has been classified by the Trust as an independent board member for purposes of the ICA.

14. Defendant Sam Ginn is a current trustee of the Trust. He has served since 2007, and has been classified by the Trust as an independent board member for purposes of the ICA.

15. Defendant Edith E. Holiday is a current trustee of the Trust. She has served since 1998, and has been classified by the Trust as an independent board member for purposes of the ICA.

16. Defendant Frank W.T. LaHaye is a current trustee of the Trust. He has served since 2007, and has been classified by the Trust as an independent board member for purposes of the ICA.

17. Defendant Frank A. Olson is a current trustee of the Trust. He has served since 2005, and has been classified by the Trust as an independent board member for purposes of the ICA.

18. Defendant Larry D. Thompson is a current trustee of the Trust. He has served since 2007, and has been classified by the Trust as an independent board member for purposes of the ICA.

19. Defendant John B. Wilson is a current trustee of the Trust. He has served since 2007, and has been classified by the Trust as an independent board member for purposes of the ICA.

20. Defendant Charles B. Johnson is a current trustee of the Trust. He has served since 1969, and has been classified by the Trust as an interested board member for purposes of the ICA.

21. Defendant Rupert H. Johnson, Jr. (brother of Charles B. Johnson) is a current trustee of the Trust. He has served since 1983, and has been classified by the Trust as an interested board member for purposes of the ICA. The defendants referenced in ¶¶ 12-21 are referred to collectively herein as the "Trustee Defendants."

22. Defendant Franklin/Templeton Distributors, Inc. ("Distributors") is a New York corporation with its principal place of business at One Franklin Parkway, San Mateo, CA 94403-1906. Distributors is a wholly-owned subsidiary of Franklin Resources. Franklin Resources is a holding company, and its operating subsidiaries do business collectively as "Franklin Templeton Investments." Distributors acts as the principal underwriter/distributor for shares in the Trust. Distributors is a broker-dealer member of FINRA. Pursuant to a distribution agreement with the

Trust, Distributors enters into selling agreements with retail broker-dealers (referred to in the distribution agreement as "sub-agents"), who act in an agency capacity for Distributors in the distribution of shares of the Trust to members of the public.

DEFENDANTS' DUTIES

23. Pursuant to the ICA, and SEC Rule 38a-1 promulgated thereunder, the trustees of a mutual fund series have ultimate responsibility to ensure compliance with the federal securities laws by service providers acting on behalf of the mutual funds, such as the funds' distributor and investment manager. *See* 17 C.F.R. § 270.38a-1. The Advisers Act is one of the federal securities laws that the Trustees are required to enforce.

24. The Advisers Act mandates certain disclosure, liability, record keeping and conflict management requirements to protect the clients of professional investment advisors. Unless a statutory exclusion applies, the Advisers Act will govern any customer account at a retail broker-dealer firm, because those firms come under the statute's coverage by making securities recommendations, conducting suitability reviews, and otherwise providing investment advice to their customers.

25. Under what is known as the "Broker-Dealer Exclusion," a brokerage account at a broker-dealer may avoid the requirements of the Advisers Act if the broker-dealer's compensation is limited to transactional commissions on the purchase or sale of securities, and if investment advice to the customer is merely "incidental" to providing brokerage services. *See* 15 U.S.C. § 80b-2(11)(C). Brokerage accounts are governed by the Securities Exchange Act of 1934 and the self-regulatory regime mandated therein, including the rules of conduct promulgated by the broker-dealer industry's self-regulatory organization, the Financial Industry Regulatory Authority (FINRA), formerly known as NASD. If the Broker-Dealer Exclusion does not apply, and no other exclusion applies, the broker-dealer must establish what is commonly referred to as an "advisory

account" for the customer (as opposed to a "brokerage account"), *i.e.* an account governed by the Advisers Act.

26. Another statutory exclusion from the Advisers Act allows the Securities and Exchange Commission (SEC) to designate other persons by regulation to be excluded from the Advisers Act (hereinafter referred to as the "SEC Designates Exclusion"). *See* 15 U.S.C. § 80b-2(11)(F).

27. For most of the last two decades, leading up to the 2007 court ruling in *Financial Planning Association v. SEC*, the SEC encouraged broker-dealers to shift to Asset-Based Compensation in order to reduce churning and other sales abuses tied to transactional commissions. Asset-Based Compensation, *i.e.* ongoing monthly or quarterly payments based on a percentage of the average daily net asset value of the shares held in the account, is not a form of transactional commission, and therefore Asset-Based Compensation may not be paid on accounts that seek to qualify for the Broker-Dealer Exclusion.

28. However, in order to promote the shift to Asset-Based Compensation, the SEC enacted a new Rule under the Advisers Act, under what the agency believed to be its statutory authority under the SEC Designates Exclusion. The new rule, SEC Rule 202(a)(11)-1, provided that broker-dealers may receive Asset-Based Compensation from brokerage accounts without the need to comply with the Advisers Act, so long as certain criteria are satisfied, including a requirement that the customer is given a written disclosure explaining that the account is a brokerage account and not an advisory account.

29. In *Financial Planning Association v. SEC*, the D.C. Circuit vacated SEC Rule 202(a)(11)-1, holding that the SEC lacked any jurisdictional basis to promulgate the rule, given that the rule directly conflicts with the existing statutory Broker-Dealer Exclusion prohibiting Asset-Based Compensation in connection with brokerage accounts. Accordingly, as a result of the

decision, which by its terms became effective as of October 1, 2007, broker-dealers may not lawfully receive Asset-Based Compensation with respect to securities held in brokerage accounts.

30. Therefore, mutual funds (like the Trust) must, prior to making or allowing any payments of Asset-Based Compensation to broker-dealer firms in connection with customer accounts, ensure that the compensation is being paid only with respect to "advisory accounts," in order to maintain compliance with the Advisers Act. If the account is an "advisory account," then the broker-dealer firm may lawfully receive Asset-Based Compensation. If the account is a "brokerage account," then receipt of Asset-Based Compensation is unlawful, unless the parties can identify some other applicable statutory exclusion to the Advisers Act.

31. Mutual funds organized as trusts, such as the Trust, are governed by a Board of Trustees. As stated in Section 36(a) of the ICA, and under governing state law, mutual fund directors and trustees have a fiduciary duty of care to the Trust, the highest standard of care known in the law. By reason of their positions as trustees, the Trustee Defendants owed the Trust and its shareholders fiduciary obligations of trust, loyalty, good faith and due care, and were and are required to use their utmost ability to control and manage the Trust in a fair, just, honest and equitable manner.

32. Additionally, as reflected by the ICA and Rule 38a-1 adopted thereunder, mutual fund directors and trustees must oversee service providers to the mutual fund to ensure that these parties (typically affiliated with the funds' sponsor or promoter) are both complying with the law and acting in the shareholders' best interests, rather than the pecuniary interests of the sponsor.[1]

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[1] As explained by the Investment Company Institute ("ICI"), the mutual fund industry's Washington D.C.-based lobbying organization: "Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the fund's investors. This unique 'watchdog' role, which does not exist in any other type of company in America, provides investors with the confidence of knowing that directors oversee the advisers who manage and service their investments. In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment

33. Rule 38a-1 was adopted following a series of scandals that rocked the mutual fund industry in 2003, in which service providers to some mutual funds were discovered to be making improper and illegal arrangements abusive to fund investors, due to inadequate or ineffective oversight by fund directors/trustees. *See, e.g.*, "Special Report: Breach of Trust," BusinessWeek (Dec. 15, 2003) (available at www.businessweek.com).[2]

34. In reaction to these scandals, on December 24, 2003, the SEC adopted new Rule 38a-1 under the ICA. *See* 17 C.F.R. § 270.38a-1. Rule 38a-1 mandates certain practices designed to strengthen the ability of mutual fund boards to effectively exercise their duty to prevent, detect and correct violations of the federal securities laws by service providers.

35. In particular, Rule 38a-1 requires the board of a mutual fund to approve the written compliance policies and procedures in place at each service provider, including the distributor, that are reasonably designed to prevent, detect and correct violations of the federal securities laws, including the ICA and the Advisers Act, by that service provider.

36. Rule 38a-1 also requires the board to elect a Chief Compliance Officer ("CCO"). The CCO is required to provide an annual written report to the board that addresses the operation of the compliance policies and procedures of the mutual fund and each of its service providers. The

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adviser or management company." *See* Brochure titled "Understanding the Role of Mutual Fund Directors" (1999) available at www.ici.org.

The ICI also stated in its 1999 brochure: "Because mutual fund directors are, in essence, looking out for shareholders' money, the law holds directors to a very high standard of behavior in carrying out their responsibilities. They must act with the same degree of care and skill that a reasonably prudent person would use in the same situation or in connection with his or her own money. Lawyers call this being a `fiduciary' or having a 'fiduciary duty.'" *Id.*

[2] *See also* "The Mutual Fund Scandal: Unfair Fight," Newsweek (Dec. 8, 2003) (www.newsweek.com/id/60819); Alan R. Palmiter, "The Mutual Fund Board: A Failed Experiment In Regulatory Outsourcing," 1 Brook. J. Corp. Fin. & Com. L. 165 (Fall 2006); Patrick E. McCabe, "The Economics Of The Mutual Fund Trading Scandal," Board of Governors of the Federal Reserve System staff working paper # 2009-06 (available at www.federalreserve.gov).

report must also address any "material compliance matter," which is defined to include a violation of the federal securities laws by the service provider "or agents thereof." *See* 17 C.F.R. § 270.38a-1(e)(2)(i).

37. In addition, the CCO is required to meet in executive session with the independent trustees at least once each year, without the presence of anyone else (such as fund management or interested trustees), other than independent counsel to the independent trustees. This allows the CCO and independent trustees to speak freely about any sensitive compliance issues of concern to any of them, including any reservations about the cooperativeness or compliance practices of fund management or service providers.

38. The following deadlines were established in connection with the implementation of initial Rule 38a-1: board approval of the compliance policies and procedures of the mutual fund and each of its service providers was required by October 5, 2004; the first annual review of the adequacy and effectiveness of the funds' and service providers' policies and procedures was due by April 5, 2006; and the first annual report by the CCO to the board to address the results of the annual compliance review was required by June 4, 2006.

39. Accordingly, the Trustee Defendants have ultimate responsibility for service providers' compliance with the federal securities laws, including compliance with the requirements of the Advisers Act, as applicable, in connection with the distribution of Trust shares. The Trustee Defendants were required to review and approve the compliance policies and procedures in place at Distributors. The Trustee Defendants were required to hold formal annual board reviews, since at least June 4, 2006, in which the Trustees were supposed to evaluate the adequacy and effectiveness of Distributors' compliance procedures.

40. The Trust's CCO, James M. Davis, reports directly to the Board. He is required to make annual compliance reports to the Board, including reports of any material compliance issues

facing Defendant Distributors and the retail broker-dealers that act as sub-agents for Distributors, including, specifically, any issues concerning compliance with the Advisers Act. Mr. Davis is also required to meet at least annually in executive sessions with the independent Trustees to discuss material compliance issues.

41. The Trustees have failed to perform their duty to enforce compliance with the Advisers Act. The Trust and its service providers are paying Asset-Based Compensation to broker-dealers in connection with Trust shares held by customers in brokerage accounts. The Trust, as distributor of its own shares, directly makes "Rule 12b-1 payments" out of Trust assets to Distributors, a broker-dealer that sub-appoints other broker-dealer firms to distribute Trust shares on an agency basis on behalf of the Trust.[3] Pursuant to distribution plans approved by a majority of the independent Trustees under SEC Rule 12b-1, 17 C.F.R. § 270.12b-1, these ongoing payments are calculated based on daily net asset values of shares held in customer accounts.[4] In addition, Distributors makes ongoing "marketing support payments" to broker-dealers based on daily net asset values of shares held in customer accounts. The ongoing payments continue despite the fact that Distributors and the broker-dealers that maintain the accounts cannot lawfully receive Asset-Based Compensation calculated on Trust shares held in brokerage accounts.

42. These unlawful payments of Asset-Based Compensation to broker-dealers in connection with brokerage accounts improperly deplete the assets of the Trust, and deprive Trust shareholders of the protections and benefits of the advisory accounts to which they are entitled under law.

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[3] For example, in the fiscal year ending September 30, 2008, the Trust funded payment of approximately $99.2 million in Asset-Based Compensation to broker-dealers pursuant to a Rule 12b-1 distribution plan for Class C shares.

[4] Rule 12b-1 also requires the Trustees to review "at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made," thus providing the Board with numerous additional opportunities to ascertain that Asset-Based Compensation was improperly being paid in connection with brokerage accounts.

SUBSTANTIVE ALLEGATIONS

Advisers Act's Application To Broker-Dealers

43. Broker-dealer firms are regulated by the Securities Exchange Act of 1934, which defines a "broker" as "any person engaged in the business of effecting transactions in securities for the account of others" and a "dealer" as "any person engaged in the business of buying and selling securities for such person's own account through a broker or otherwise." 15 U.S.C. § 78c(a)(4)(A), (5)(A). Firms that are brokers are commonly referred to as "brokerage firms" or "broker-dealers" and accounts that they maintain for their customers are commonly referred to as "brokerage accounts."

44. In 1940, Congress established a different regulatory regime for persons who provide investment advice for compensation by enacting the Advisers Act, which defines an "investment adviser" as "any person who, for compensation, engages in the business of advising others. . . as to the value of securities or as to the advisability of investing in, purchasing, or selling securities. . . ." 15 U.S.C. § 80b-2(11). Client accounts that are subject to the Advisers Act are commonly referred to as "advisory accounts."

45. Full-service broker-dealers fall within the definition of investment adviser, because (i) the package of services provided by broker-dealers includes advice; and (ii) broker-dealers receive compensation for the package of services they provide.

46. A person comes within the definition of "investment adviser" in the Advisers Act even if compensation is paid to him or her by a third party rather than his or her client. The compensation element of the "investment adviser" definition is "satisfied by the receipt of any economic benefit, whether in the form of an advisory fee or some other fee relating to the total services rendered, commissions, or a combination of the foregoing. Moreover, it is not necessary that the adviser's compensation be paid directly by the person receiving the investment advisory

services; the adviser need only receive compensation from some source for his services." *College Resource Network*, 1993 SEC No-Act. LEXIS 630 (Apr. 9, 1993) (citations omitted).

47. In enacting the Advisers Act, Congress recognized that broker-dealers fall within the definition of "investment adviser." However, Congress did not intend to displace the broker-dealer salesperson business model, and therefore included in the statute an exception from the definition of "investment adviser" for a broker or dealer that provides advice "solely incidental to the conduct of his business as a broker or dealer and who receives no special compensation therefor." 15 U.S.C. § 80b-2(11)(C) (hereinafter, the "Broker-Dealer Exclusion").

48. Although the terms "solely incidental" and "special compensation" in the Broker-Dealer Exclusion are not defined in the Advisers Act, it was understood from the inception of the legislation that broker-dealers can avoid Advisers Act requirements only "insofar as their advice is merely incidental to brokerage transactions for which they receive only brokerage commissions." S. Rep. No. 76-1775, 76th Cong., 3d Sess. 22 (1940).

49. Broker-dealers typically seek to avoid Adviser Act regulation because the standard of care required of investment advisers is higher than the standard for broker-dealers. A 204-page SEC-sponsored report, published on January 8, 2008, authored by the RAND Corporation, titled "Investor and Industry Perspectives on Investment Advisers and Broker-Dealers," (available at www.sec.gov/news/press/2008/2008-1.htm) ("RAND Report"), contains an extensive comparison of the legal duties owed by broker-dealers versus investment advisers.[5] The RAND Report observes that "unlike broker-dealers, federally registered investment advisers owe fiduciary obligations to their clients as a *categorical* matter. . . such obligations require the adviser to act solely with the client's investment goals and interests in mind, free from any direct or indirect

[5] The RAND Report notes that its discussion of the differences in regulation between broker-dealers and investment advisers "is by no means a complete exegesis of the copious regulatory distinctions within these fields, which would require volumes." Rand Report at 7 n. 1.

conflicts of interest that would tempt the adviser to make recommendations that would also benefit him or her. . . . The fiduciary duties imposed on investment advisers require any adviser either to refrain from acting with a conflict of interest or to fully disclose the conflict and receive specific consent from the client to so act. Examples of such conflicts include various practices in which an adviser may have pecuniary interest[.]" RAND Report at 13 (emphasis in original).

50. In the 1990's, many broker-dealer firms sought to shift from traditional brokerage commissions to Asset-Based Compensation, without incurring Advisers Act regulation. The movement was further legitimized after a group of securities industry representatives (known as the "Tully Committee," because it was chaired by Daniel Tully of Merrill Lynch) issued a report to the SEC in April 1995 that recommended asset-based compensation as a broker-dealer "best practice" that reduces churning and unsuitable securities recommendations motivated by transactional commissions. *See* Report of the Committee on Compensation Practices (April 10, 1995), available at www.sec.gov/news/studies/bkrcomp.txt .

51. In support of asset-based compensation, the Tully Committee cited the overall desirability of compensating the relationship between a broker and his or her customer for trusted advice, rather than compensating for sales transactions. *See id.* at 4 ("The most important role of the registered representative is, after all, to provide investment counsel to individual clients, not to generate transaction revenues. The prevailing commission-based compensation system inevitably leads to conflicts of interest among the parties involved.").

52. Mutual fund companies innovatively met the broker-dealer industry's new demand for asset-based compensation by introducing new share classes of their mutual funds, such as "C-shares." With these new share classes, transactional sales loads, which are shareholder charges that are remitted to broker-dealers, are reduced or eliminated, in favor of asset-based compensation for

broker-dealers that is funded by ongoing 12b-1 fees and/or other fees imbedded in the mutual fund's internal expense structure (rather than a visible shareholder charge).

53. The SEC, including then Chairman Arthur Levitt, endorsed the Tully Committee recommendations, and sought to resolve the legal barrier to asset-based compensation for broker-dealers. SEC staff had concluded that the Broker-Dealer Exclusion, with its bright-line focus on the form of compensation, was "outdated," and viewed asset-based compensation as merely a "repricing" of the same package of brokerage services provided to customers paying transactional commissions, for which the Advisers Act requirements were avoided.

54. In speeches and other public communications, SEC staff disagreed with those who were arguing, on policy grounds, that the existing Broker-Dealer Exclusion focuses on the form of compensation for good reasons. Asset-based compensation creates an ongoing relationship between the broker-dealer and the customer. This, in turn, fosters an expectation by the client that his or her adviser has ongoing duties to him or her for as long as the compensated relationship is maintained. By contrast, broker-dealer firms receiving transactional commissions have legal duties under federal law to their customers that are limited to their role in the purchase or sale of securities. Therefore, the Broker-Dealer Exclusion appropriately reflects that only broker-dealers receiving transactional compensation are intended to be excluded from the requirements of the Advisers Act. SEC staff agreed that the Broker-Dealer Exclusion prohibited asset-based compensation, but did not find any of the policy arguments against expanding the Broker-Dealer Exclusion to be persuasive.

55. Relying on the SEC Designates Exclusion to the Advisers Act, see 15 U.S.C. § 80b-2(11)(G), the SEC cleared the way for Asset-Based Compensation for broker-dealers with a new rule allowing broker-dealers to receive "special compensation" in connection with brokerage accounts, so long as their investment advice is "solely incidental to the brokerage services provided to those accounts" and account agreements include a "prominent statement that the accounts are

brokerage accounts." *See* Notice of Proposed Rule, Certain Broker-Dealers Deemed Not To Be Investment Advisers, 64 Fed. Reg. 61,226 (Nov. 4, 1999) (the "1999 NOPR") (proposing new SEC Rule 202(a)(11)-1).

56. In the 1999 NOPR, the SEC acknowledged that the Advisers Act prohibits broker-dealers from receiving asset-based compensation. As its statutory authority for the new rule, the SEC cited the SEC Designates Exclusion, which states that the SEC may except "such other persons within the intent of this paragraph as the Commission may designate by rules and regulations or order" from the definition of investment adviser. 15 U.S.C. § 80b-2(11)(G).

57. The release included an interim "no action" position by SEC staff allowing broker-dealers to receive "special compensation" while the proposed rule was being considered: "Until the Commission takes final action on the proposed rule, the Division of Investment Management will not recommend, based on the form of compensation received, that the Commission take any action against a broker-dealer for failure to treat any account over which the broker-dealer does not exercise investment discretion as subject to the [Advisers] Act."

58. The proposed rule published in the 1999 NOPR was never submitted for a final vote at the SEC.

59. In 2004, the Financial Planning Association ("FPA"), a group whose members are registered investment advisers, sued the SEC in the United States Court of Appeals for the District of Columbia (the "D.C. Circuit Court of Appeals"). The FPA asserted that the SEC had violated the Administrative Procedures Act for failing to either publish a final rule or withdraw the "temporary" no action position. The FPA was interested in forcing the SEC to issue a final rule that could be challenged in court. FPA members complied with the Advisers Act but had to compete in the marketplace against broker-dealers providing similar services through brokerage accounts not subject to the Advisers Act, which the FPA perceived as unfair competition.

60. Thereafter, the SEC re-published the proposed rule for fresh public comment, issued a formal temporary regulation and, subsequently, promulgated a final rule. *See* 70 Fed. Reg. 20424 (Apr. 19, 2005).

61. In the final rule, the SEC expanded the disclosure required for any brokerage account in which "special compensation" is received. The SEC mandated disclosure read as follows: "Your account is a brokerage account and not an advisory account. Our interests may not always be the same as yours. Please ask us questions to make sure you understand your rights and our obligations to you, including the extent of our obligations to disclose conflicts of interest and to act in your best interest. We are paid both by you and, sometimes, by people who compensate us based on what you buy. Therefore, our profits, and our salespersons' compensation, may vary by product and over time." The customer statement is also required to identify "an appropriate person at the firm with whom the customer can discuss the differences" between advisory and brokerage accounts. *See* 17 C.F.R. § 275.202(a)(11)-1.

62. The revised disclosure requirement applied to brokerage accounts opened on or after July 22, 2005 for which broker-dealers were relying on the new rule to receive "special compensation." *See* 70 Fed. Reg. 20424, 20441 (Apr. 19, 2005).

63. Relying on Section 213 of the Advisers Act, which allows a "party aggrieved" by an SEC order to obtain a federal Court of Appeals review, the FPA subsequently challenged the SEC's authority to promulgate Rule 202(a)(11)-1 by petition to the D.C. Circuit Court of Appeals.

64. Because the Broker-Dealer Exclusion plainly prohibits broker-dealers from receiving "special compensation," the Court considered the SEC's argument that broker-dealers that receive "special compensation" are "other persons within the intent" of Congress to exclude, and, as such, could be excluded from the Advisers Act by virtue of SEC rulemaking under the SEC Designates Exclusion. 15 U.S.C. § 80b-2(11)(G). The majority on the D.C. Circuit Court of Appeals panel

rejected the SEC's argument, finding that broker-dealers cannot be "other persons" that the SEC could except by regulation, nor could broker-dealers receiving "special compensation" be a group of persons that were within the intent of the Advisers Act to except, since the Broker-Dealer Exclusion plainly states that broker-dealers cannot receive "special compensation." *See Financial Planning Association v. SEC*, 482 F.3d 481, 488-89 (D.C. Cir. 2007).

65. The dissenting opinion agreed with the majority that asset-based compensation is "special compensation." *Id.* at 494. The dissent also agreed with the majority that "a broker-dealer who receives any kind of compensation other than commission does not come within the [Broker-Dealer Exclusion], even if he, too, provides advice solely as an incident to his business as a broker-dealer." *Id.* However, unlike the majority, the dissenting judge would have allowed the SEC to proceed under the SEC Designates Exclusion to authorize "special compensation," based on the judge's view that the "other persons" language in the SEC Designates Exclusion is ambiguous, and that the SEC had made a reasonable interpretation of its rulemaking authority to classify broker-dealers that receive "special compensation" as "other persons." *Id.*

66. Therefore, the *Financial Planning Association* decision reflects that the SEC, the D.C. Circuit Court of Appeals majority, and the dissenting judge, were all in agreement that asset-based compensation is "special compensation" and that broker-dealers are prohibited by the Advisers Act from receiving such compensation, unless SEC Rule 202(a)(11)-1 was a valid exercise of SEC rulemaking authority.

67. Accordingly, the *Financial Planning Association* decision, striking SEC Rule 202(a)(11)-1 in its entirety as invalid, confirms that broker-dealers may not lawfully receive asset-based compensation in connection with brokerage accounts in the United States.

68. The SEC decided not to appeal the ruling vacating SEC Rule 202(a)(11)-1, and requested a stay of mandate to give regulated parties time to transition brokerage accounts receiving

special compensation to either advisory accounts or to brokerage accounts receiving transaction commissions. The D.C. Circuit Court of Appeals subsequently stayed its mandate until October 1, 2007. *See* 2007 U.S. App. LEXIS 15169 (D.C. Cir. June 25, 2007).

69. Pursuant to Section 38(c) of the ICA, and Section 211(d) of the Advisers Act, regulated parties are not liable for good faith reliance on SEC rules, regulations or orders prior to the time that such rule, regulation or order is "determined by judicial or other authority to be invalid for any reason."

70. Accordingly, prior to October 1, 2007, broker-dealers may lawfully have received Asset-Based Compensation only in connection with brokerage accounts for which they can demonstrate compliance with former SEC Rule 202(a)(11)-1, including compliance with the disclosure requirement of the now vacated rule. *See* SEC Rule 202(a)(11)-1(a)(1)(ii).

71. As of October 1, 2007, broker-dealers may not lawfully receive Asset-Based Compensation in connection with brokerage accounts in the United States.

72. On September 28, 2007, the SEC published for comment a proposed interpretative rule under the Advisers Act that reinstates certain portions of the original rule vacated by the *Financial Planning Association* decision. One reinstated provision is that a "broker or dealer registered with the Commission under Section 15 of the Exchange Act is an investment adviser solely with respect to those accounts for which it provides services or receives compensation that subject the broker-dealer to the Advisers Act." *See* Proposed SEC Rule 202(a)(11)-1(c), "Interpretive Rule Under the Advisers Act Affecting Broker-Dealers," 72 Fed. Reg. 55126 (Sept. 28, 2007). The SEC states in its release that this interpretive guidance was not previously challenged in the Court proceeding, and was being re-promulgated to permit a firm that is a dual registrant, *i.e.* registered both as a broker-dealer and an investment advisory firm, "to distinguish its brokerage customers from its advisory clients." No final rule has been issued.

Defendants' Duty To Enforce The Advisers Act

73. As discussed above, the ICA and SEC Rule 38a-1 provide that the Trustee Defendants have ultimate responsibility for ensuring that payments by the Trust and its service providers are in compliance with the federal securities laws, including the Advisers Act. The Trustee Defendants failed to perform this duty.

74. Specifically, in the period from July 22, 2005 to September 30, 2007, the Trustee Defendants failed to ascertain whether Distributors had compliance policies and procedures in place to ensure that broker-dealers receiving Asset-Based Compensation payments in connection with Trust shares held in brokerage accounts that were opened in that period were in compliance with the conditions set forth in former SEC Rule 202(a)(11)-1 for receipt of such compensation. In the period from October 1, 2007 to present, the Trustee Defendants failed to ascertain whether Distributors had compliance policies and procedures in place to ensure that Asset-Based Compensation is paid only to registered investment advisers, or broker-dealers that are dual registrants, and that Trust shares upon which such compensation is paid are held in advisory accounts governed by the Advisers Act.

75. As a result of the Trustee Defendants' breaches of their fiduciary duties, the Trust and its service providers made and continue to make unlawful payments of Asset-Based Compensation to broker-dealers in connection with Trust shares held in brokerage accounts. These unlawful payments constitute a *per se* waste of Trust assets, causing harm to the Trust and its shareholders. In addition, the Trustee Defendants' failure to enforce the Advisers Act has caused, and continues to cause, shareholders to be deprived of the investor protections and benefits of advisory accounts that they are entitled to as a matter of law.

ADDITIONAL DERIVATIVE AND DEMAND REQUIREMENT ALLEGATIONS

76. In addition to the allegations set forth above, as described below, plaintiff brings this action derivatively in the right and for the benefit of the Trust to redress injuries suffered and to be suffered by the Trust as a direct result of the violations of law by Defendant Distributors and the Trustee Defendants, for which demand on the Trust's Board of Trustees was made. The Trust is named as a nominal defendant solely in a derivative capacity.

77. Plaintiff will adequately and fairly represent the interests of the Trust and its shareholders in enforcing and prosecuting their rights.

78. Through his attorneys, plaintiff made demand on the Trust's Board of Trustees. By letter dated January 8, 2009, plaintiff demanded that the Board cause the Trust and its service providers to cease funding and paying Asset-Based Compensation to broker-dealers in connection with Trust shares held in brokerage accounts in the United States, to restore to the Trust certain of such payments made in the past, and to remedy the Trustees' breaches of their fiduciary duties of loyalty and due care, and their waste of Trust assets. Exhibit 1.

79. By letter dated March 4, 2009, counsel for "the Trustees of the Franklin Custodian Funds who are not `interested persons' of such Fund" responded that: "The Board of Trustees has carefully considered Mr. Smith's demands on behalf of the Trust, and has sought and considered legal advice on the subject matter of the demands. The Board of Trustees has determined that the demands are not well-founded, as a matter of law, and declines to take the steps, including litigation, that you propose." Exhibit 2.

80. The response to the demand is a wrongful refusal, for the reasons stated in this complaint, and does not give any business judgment reasons for the Board of Trustees' failure to act. In any event, the federal policies underlying the claims asserted herein preempt any state law

grounds for terminating this litigation. Accordingly, the prosecution of these claims on a shareholder derivative basis is appropriate.

FIRST CAUSE OF ACTION

Violation Of Section 47(b) Of The ICA Against Defendant Distributors

81. Plaintiff incorporates by reference each of the foregoing allegations as if fully stated herein.

82. Section 47(b) of the ICA provides that a contract made in violation of the ICA, or whose performance involves a violation of the ICA, or any rule thereunder, is unenforceable by either party, and provides for whole or partial rescission and restitution. The Trust is entitled to void the broker-dealer compensation provisions in its distribution agreement between the Trust and Distributors because these provisions were made in violation of, and their performance involves violations of, the ICA insofar as these provisions authorize using Trust assets for illegal payments, and violate the mandate of the ICA and SEC Rule 38a-1 that the Trust and its service providers, and agents of service providers, comply with all applicable federal securities laws, including the Advisers Act.

83. Past unlawful payments to Distributors and its sub-agents pursuant to the distribution agreement constitute unjust enrichment to be restituted to the Trust by Distributors, as follows: for the period July 22, 2005 to September 30, 2007, the amount of the past payments of Asset-Based Compensation to Distributors and/or its sub-agents in connection with Trust shares held in brokerage accounts in which the requirements of former SEC Rule 202(a)(11)-1 were not satisfied, and from the period of October 1, 2007 to present, the amount of Asset-Based Compensation in connection with Trust shares held in brokerage accounts paid to Distributors and/or its sub-agents.

SECOND CAUSE OF ACTION

Breach of Contract Against Defendant Distributors

84. Plaintiff incorporates by reference each of the foregoing allegations as if fully stated herein.

85. In the operative written distribution agreement between the Trust and Distributors, Distributors, on behalf of itself and its sub-agent broker-dealers, warranted that it would comply with the federal securities laws.

86. In material breach of its contractual promise, Distributors has received and continues to receive Asset-Based Compensation from Trust assets in connection with Trust shares held in brokerage accounts, which is prohibited by the Advisers Act.

87. As a result of Distributors' breach, there has been a *per se* waste of Trust assets, causing harm to the Trust and its shareholders. In addition, Distributors' breach of contract caused Trust shareholders to be deprived of advisory accounts subject to the investor protections and benefits of the Advisers Act. The Trust's damages equal, for the period July 22, 2005 to September 30, 2007, the amount of the past payments of Asset-Based Compensation to Distributors and/or its sub-agents in connection with Trust shares held in brokerage accounts in which the requirements of former SEC Rule 202(a)(11)-1 were not satisfied, and from the period of October 1, 2007 to present, the amount of Asset-Based Compensation in connection with Trust shares held in brokerage accounts paid to Distributors and/or its sub-agents.

THIRD CAUSE OF ACTION

Breach of Fiduciary Duty Against The Trustee Defendants

88. Plaintiff incorporates by reference each of the foregoing allegations as if fully stated herein.

89. The Trustee Defendants are fiduciaries of the Trust and of all of its shareholders and owe them the duty to conduct the affairs of the Trust loyally, faithfully, carefully, diligently and

prudently. This cause of action is asserted based upon the Trustee Defendants' acts in violation of state law, which acts constitute breach of fiduciary duty.

90. Each of the Trustee Defendants participated in the acts of mismanagement alleged herein, or acted in reckless disregard of the facts and law known to them, and failed to exercise due care to prevent the misuse of Trust assets. The Trustee Defendants became aware, or should have become aware through reasonable inquiry, of the facts alleged herein including, among others, the deficiencies in the compliance policies and procedures of the Trust and its service providers permitting unlawful payments of Asset-Based Compensation to broker-dealers in connection with Trust shares held in brokerage accounts. The Trustee Defendants thereby breached their duty of care and loyalty to the shareholders of the Trust by failing to act as an ordinary prudent person would have acted in a like position.

91. Each of the Trustee Defendants also engaged in an intentional dereliction of duty and demonstrated a conscious disregard for his or her responsibilities. The Board of Trustees had an affirmative duty to investigate the legality of the broker-dealer compensation payments, including through mandated quarterly reviews of 12b-1 fee payments, and the annual compliance reviews of service providers, mandated by SEC rules, including determining whether Trust shares were held in brokerage accounts. The Trustee Defendants thereby acted in bad faith to the shareholders of the Trust by failing to act as an ordinary prudent person would have acted in a like position.

92. As a result of the foregoing, the Trust has suffered considerable damage to and material diminution in the value of its assets paid as illegal compensation to Distributors and Distributors' sub-agents.

93. Each of the Trustee Defendants, singly and in concert, engaged in the aforesaid conduct in reckless disregard and/or intentional breach of his or her fiduciary duties to the Trust.

94. Plaintiff, on behalf of the Trust, seeks declaratory and injunctive relief and damages and other relief for the Trust as hereinafter set forth.

FOURTH CAUSE OF ACTION

Waste of Trust Assets Against The Trustee Defendants

95. Plaintiff incorporates by reference each of the foregoing allegations as if fully stated herein.

96. As a result of the unlawful Asset-Based Compensation paid from Trust assets to Distributors and its sub-agents, and by failing to properly consider the interests of the Trust and its shareholders by failing to conduct proper supervision, the Trustee Defendants have caused a *per se* waste of valuable Trust assets through illegal payments from Trust assets.

97. As a result of the waste of Trust assets, the Trustee Defendants are liable to the Trust.

98. The Trust has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands judgment on behalf of the Trust as follows:

(1) Determining that this action is a proper derivative action maintainable under law, that the demand requirement was satisfied, and that demand was wrongfully refused;

(2) Against each Defendant for restitution and/or damages in favor of the Trust and its shareholders;

(3) Declaratory and injunctive relief as permitted by law, including attaching, impounding, imposing a constructive trust on or otherwise restricting the Asset-Based Compensation previously paid to Distributors and enjoining the Trust and Distributors from any further payments of Asset-Based Compensation to broker-dealers in connection with Trust shares held in brokerage accounts in the United States;

(4) Awarding pre-judgment interest on all monetary damages;

(5) Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys', accountants', and experts' fees; and

(6) Granting such other and further relief as this Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

DATED: October 6, 2009

MILBERG LLP

____
Jeff S. Westerman (SBN 94559)

jwesterman@milberg.com
One California Plaza
300 S. Grand Avenue, Suite 3900
Los Angeles, CA 90071
Telephone: (213) 617-1200
Facsimile: (213) 617-1975

Michael C. Spencer
mspencer@milberg.com
Janine L. Pollack
jpollack@milberg.com
MILBERG LLP
One Pennsylvania Plaza
New York NY 10119
Telephone: (212) 594-5300
Facsimile: (212) 868-1229

Eric M. George (SBN 166403)
egeorge@bwgfirm.com
BROWNE WOODS GEORGE LLP
2121 Avenue of the Stars
Suite 2400
Los Angeles, CA 90067
Telephone: (310) 274-7100
Facsimile: (310) 275-5697

Lee A. Weiss
lweiss@bwgfirm.com
BROWNE WOODS GEORGE LLP
49 West 37th Street, 15th Floor
New York, NY 10018
Telephone: (212) 354-4901
Facsimile: (212) 354-4904

Ronald A. Uitz
ron877@yahoo.com
UITZ & ASSOCIATES
1629 K Street, N.W. Suite 300
Washington, D.C. 20006
Telephone: (202) 296-5280
Facsimile: (202) 521-0619

Alfred G. Yates, Jr. Esq.
yateslaw@aol.com
LAW OFFICE OF ALFRED G. YATES, JR. P.C.
519 Allegheny Building
429 Forbes Avenue
Pittsburgh, Pennsylvania 15219
Telephone: (412) 391-5164
Facsimile: (412) 471-1033

Attorneys for Plaintiff

VERIFICATION

I, Bradley C. Smith, under penalties of perjury, state that I have read the foregoing Verified Derivative Complaint and authorize its filing, and that the foregoing is true and correct to the best of my knowledge, information, and belief.

Dated: October 2, 2009

Bradley C. Smith

EXHIBIT 1

MILBERG LLP

NEW YORK
LOS ANGELES
TAMPA

Michael C. Spencer
Direct Dial: 212-946-9450
mspencer@milberg.com

January 8, 2009

Board of Trustees
Franklin Custodian Funds
One Franklin Parkway
San Mateo, CA 94403-1906

Re: Shareholder Demand For Cessation
and Restoration of Certain Payments to Broker-Dealers

Dear Members of the Board of Trustees:

This letter is a shareholder demand that the Board of Trustees of Franklin Custodian Funds ("the Trust") immediately (a) cause the Trust to cease funding and permitting the payment of ongoing non-transactional asset-based compensation ("Asset-Based Compensation") to broker-dealers in connection with Trust shares held in brokerage accounts in the United States, and (b) take all necessary and reasonable steps to restore to the Trust all payments of such Asset-Based Compensation in the past.

This letter is submitted on behalf of Bradley C. Smith, who owns Class C shares of the Franklin Income Fund (FCISX), which is one of five portfolios that comprise the Trust. His shares are held in a brokerage account at Merrill Lynch.

The Trust has elected to act as distributor of shares of which it is the issuer. Pursuant to written distribution plans adopted by the Board, the Trust pays for distribution-related services from the Trust's assets, including payments of Asset-Based Compensation to broker-dealers.

The Trust has appointed Franklin Templeton Distributors, Inc. ("FTD") as the Trust's exclusive agent for performing distribution-related services, either directly or through third parties. Distribution agreements between the Trust and FTD authorize payments of Asset-Based Compensation to broker-dealers. These payments are set at an annual percentage rate of average daily net asset values of shares of the Trust and are disbursed quarterly. For example, in the fiscal year ending September 30, 2008, the Trust funded payment of approximately $99.2 million in Asset-Based Compensation to broker-dealers pursuant to a distribution plan for Class C shares. Additional Asset-Based Compensation payments to broker-dealers are described as "marketing support payments."

Payment of Asset-Based Compensation to broker-dealers in connection with brokerage accounts is unlawful under the Investment Advisers Act of 1940, as confirmed in *Financial Planning Association v. SEC*, 482 F.3d 481 (D.C. Cir. 2007).

Smith asserts that present and former Trustees acted with malfeasance and/or failed to properly exercise adequate oversight in approving unlawful Asset-Based Compensation to broker-dealers, which caused waste and injury to the Trust and reduced shareholders' investment returns.

Smith demands that the Board of Trustees:

1. Cause the Trust to cease funding or permitting payments of Asset-Based Compensation to broker-dealers in connection with shares of the Trust held in brokerage accounts in the United States, and terminate or reform all distribution plans and distribution agreements by which the Trust funds or permits such unlawful payments.

2. Take all reasonable and necessary steps, including litigation, to restore to the Trust all payments of Asset-Based Compensation to broker-dealers in connection with shares of the Trust held in brokerage accounts in the United States, including but not limited to obtaining recovery from present and former Trustees of the Trust and/or FTD.

We respectfully request a response to this demand within 60 days. If a satisfactory response is not received, we intend to commence a derivative action on behalf of the Trust.

Sincerely,

Michael C. Spencer

Certified Mail
Return Receipt Requested

U.S. Postal Service™
CERTIFIED MAIL™ RECEIPT
(Domestic Mail Only; No Insurance Coverage Provided)

For delivery information visit our website at www.usps.com®

OFFICIAL USE

7003 3110 0002 1116 8295

MCS

Postage	$
Certified Fee	
Return Reciept Fee (Endorsement Required)	
Restricted Delivery Fee (Endorsement Required)	
Total Postage & Fees	$

NEW YORK, NY 10199-9600 JAF STATION USPS
Postmark Here
JAN - 6 2009

Sent To Board of Trustees
Franklin Custodian Funds
Street, Apt. No.; or PO Box No. One Franklin Parkway
City, State, ZIP+4 San Mateo, CA 94403-1906

PS Form 3800, June 2002 See Reverse for Instructions

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Board of Trustees
Franklin Custodian Funds
One Franklin Parkway
San Mateo, CA 94403-1906

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X ☐ Agent ☐ Addressee

B. Received by (Printed Name) C. Date of Delivery

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

FRANKLIN TEMPLETON MAIL OPERATIONS 09 JAN 12 AM 10:06

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label) 7003 3110 0002 1116 8295

PS Form 3811, February 2004 Domestic Return Receipt 102595-02-M-1540

EXHIBIT 2

BLEAKLEY PLATT

NEW YORK CONNECTICUT

BRIAN E. LORENZ
914.287.6151
BLORENZ@BPSLAW.COM

BLEAKLEY PLATT & SCHMIDT, LLP

ONE NORTH LEXINGTON AVENUE
WHITE PLAINS, NEW YORK 10601
914.949.2700
FAX: 914.683.6956
BPSLAW.COM

March 4, 2009

Via: Certified Mail/Return Receipt Requested

Michael C. Spencer, Esq.
Milberg LLP
One Pennsylvania Plaza
New York, NY 10119-0165

Re: ***Smith Demand Letter of January 8, 2009***

Dear Mr. Spencer:

My firm is counsel to the Trustees of the Franklin Custodian Funds who are not "interested persons" of such Fund as defined in the Investment Company Act of 1940 (the "Independent Trustees") and at the request of the Board of Trustees of the Fund am responding on its behalf to the demands of Bradley C. Smith set forth in your January 8, 2009 letter.

The Board of Trustees has carefully considered Mr. Smith's demands on behalf of the Trust, and has sought and considered legal advice on the subject matter of the demands. The Board of Trustees has determined that the demands are not well-founded, as a matter of law, and declines to take the steps, including litigation, that you propose.

Sincerely yours,

Brian E. Lorenz

Brian E. Lorenz

BEL/rn

FRANKLIN TEMPLETON
INVESTMENTS

One Franklin Parkway
San Mateo, CA 94403-1906
tel 650/312.2000
franklintempleton.com

VIA FIRST CLASS MAIL

October 22, 2009

Filing Desk
U.S. Securities & Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Bradley C. Smith, derivatively on behalf of Franklin Custodian Funds v. Franklin/Templeton Distributors, Inc., Harris J. Ashton, Robert F. Carlson, Sam Ginn, Edith E. Holiday, Frank W.T. Lahaye, Frank A. Olson, Larry D. Thompson, John B. Wilson, Charles B. Johnson, and Rupert H. Johnson

Dear Sir or Madame:

Pursuant to Section 33(a) of the Investment Company, we are enclosing for filing a copy of the complaint in the above-referenced derivative action. Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Please contact me with any questions at (650) 312-4843.

Sincerely,

Aliya S. Gordon
Associate General Counsel
Franklin Templeton Investments

Encls.